Exhibit 99.1

Convertible Note terms

1	Definitions and Interpretation

1.1	Definitions

The following definitions apply unless the context otherwise requires:

Assets has the meaning given to that term in the Trust Deed.

ASTC means ASX Settlement and Transfer Corporation Pty Ltd ACN 008 504 532 and, where the case requires, includes an agent appointed by ASTC.

ASTC Settlement Rules means the operating rules of the ASTC, currently known as the ASTC Settlement Rules, as amended or replaced from time to time.

ASX means ASX Limited ACN 008 624 691 (or any successor body) and, where the context requires, the securities exchange it operates.

Authorisations includes any consent, authorisation, registration, filing, lodgement, permit, franchise, agreement, notarization, certificate, permission, licence, approval, direction, declaration, authority, or exemption from, by or with any government or any Governmental Agency.

Business Day means a Trading Day as defined in the Listing Rules.

Company means Metal Storm Limited ACN 064 270 006.

Conversion Date means the date a Conversion Notice is given or deemed to be given in accordance with clause 7.

Conversion Notice means a written notice from a Note Holder that it requires the Company to convert the number of Notes specified in the notice into Shares, in substantially the form set out in schedule 1.

Conversion Price means the price determined in accordance with clause 7(d).

Corporations Act means the Corporations Act 2001 (Cth).

Corporations Regulations means the Corporations Regulations 2001 (Cth).

Deed of Debt Forgiveness means the deed of debt forgiveness between the Company and the Australian Special Opportunity Fund LP dated 3 November 2011.

Default Event means each of the events set out in clause 10.1 of the Trust Deed.

Directors means the directors of the Company holding office from time to time.

Face Value means the face value of a Note as set out in clause 3.

Governmental Agency means any government or any governmental, semi-governmental or judicial entity or authority. It also includes any corporation or body corporate wholly or majority owned by any government or governmental agency and any self-regulatory organisation established under statute or any stock exchange.

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Interest Bearing Notes means notes which are:

(a)	unsecured;

(b)	created under these Terms; and

(c)	with the rights set out in clause 4(a),

or, as the context requires, a specified number of them.

Interest Rate means a rate of 10% per annum.

Issue Date means 1 September 2006.

Legal Personal Representative includes:

(a)	in respect of a person who is not a natural person, any receiver, liquidator, administrator or controller of that person; and

(b)	in respect of a natural person, any executor or administrator of that person’s estate.

Listing Rules means the official listing rules of ASX and any other rules of ASX which are applicable while any Notes are quoted by ASX, each as amended or replaced from time to time, except to the extent of any express written waiver by ASX.

Maturity Date means 1 March 2015.

Notes means the Secured Notes and the Interest Bearing Notes, or either class, or any of them, as the context requires.

Note Holder means, in relation to any of the Notes, the person registered in the Register as the holder of those Notes.

Offer Document means a document issued by the Company which contains an offer by the Company for the issue of Notes and includes any disclosure document or supplementary or replacement disclosure document issued under the Corporations Act.

Outstanding Moneys has the meaning given to that term in the Trust Deed.

Payment Date means the last day of each Quarter with the final Payment Date in relation to a Note being the Maturity Date.

Proper ASTC Transfer has the meaning given in the Corporations Regulations.

Quarter means each of the following periods:

(a)	the period from the Issue Date to 30 September 2006; and

(b)	each subsequent period of 3 months ending on 31 March, 30 June, 30 September and 31 December in each year.

Register means the register of Notes kept under these Terms.

Secured Notes means notes which are:

(a)	secured by a fixed and floating charge over all of the Assets of the Company;

(b)	created under these Terms; and

(c)	with the rights set out in clause 4(b),

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or, as the context requires, a specified number of them.

Share means a fully paid ordinary share in the capital of the Company.

Takeover Event means:

(a)	a takeover bid (as defined in the Corporations Act) is made to acquire all or some of the Shares; and:

(i)	the offer is or becomes, unconditional; and

(ii)	the bidder has a relevant interest in more than 50% of the Shares on issue; or

(b)	the Company lodges with the Australian Securities and Investments Commission a draft explanatory statement for a scheme of arrangement that the Company proposes to enter into under Part 5.1 of the Corporations Act, which, if approved and implemented, will result in a person having a relevant interest in more than 50% of the Shares that will be on issue after the scheme is implemented, and the scheme is approved by the court.

Takeover Notice means a notice in such form as the Directors approve issued by the Company to a Note Holder stating that a Takeover Event has occurred.

Tax means any income tax, capital gains tax, recoupment tax, land tax, sales tax, payroll tax, fringe benefit tax, group tax, withholding tax, municipal rates, stamp duties and other charges, levies and impositions, assessed or charged, or assessable or chargeable, by or payable to any governmental taxation or excise authority and includes any additional tax, interest, penalty, charge, fee or other amount imposed or made on or in relation to a failure to file a relevant return or to pay a relevant tax.

Terms means the terms of issue of the Notes as set out in this document.

Trust Deed means the Convertible Notes Trust Deed in respect of the Metal Storm Convertible Notes Trust between the Company and ANZ Trustees Limited ACN 006 132 332 dated 11 July 2006 as amended from time to time.

VWAP means the arithmetic average of the volume weighted average sale price of Shares sold on ASX and calculated in the manner prescribed in schedule 2 including those transactions which have codes marked as “Included” in schedule 2 but excluding transactions which have codes marked as “Excluded” in schedule 2.

1.2 Interpretation

Headings are for convenience only and do not affect interpretation. The following rules apply unless the context otherwise requires.

(a)	The singular includes the plural and vice versa.

(b)	A gender includes all genders.

(c)	If a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(d)	A reference to a person, corporation, trust, partnership, unincorporated body or other entity includes any of them.

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(e)	A reference to a clause or schedule is a reference to a clause of, or a schedule to, these Terms.

(f)	A reference to these Terms includes the Offer Document, the terms of which form part of these Terms.

(g)	A reference to an agreement or document (including a reference to these Terms) is to the agreement or document as amended, varied, supplemented, novated or replaced, except to the extent prohibited by these Terms or that other agreement or document.

(h)	A reference to a party to these Terms or another agreement or document includes the party’s successors, permitted substitutes and permitted assigns (and, where applicable, the party’s Legal Personal Representatives).

(i)	A reference to legislation or to a provision of legislation includes a modification or re-enactment of it, a legislative provision substituted for it and a regulation or statutory instrument issued under it.

(j)	A reference to an agreement includes any undertaking, deed, agreement and legally enforceable arrangement, whether or not in writing, and a reference to a document includes an agreement (as so defined) in writing and any certificate, notice, instrument and document of any kind.

(k)	A reference to writing includes a facsimile or electronic mail transmission and any means of reproducing words in a tangible and permanently visible form.

(l)	The meaning of general words is not limited by specific examples introduced by including, or for example, or similar expressions.

(m)	A reference to dollars or $ is a reference to Australian dollars.

2	Background

(a)	On 1 September 2006, the Company issued unsecured convertible notes to existing shareholders and the underwriter of the issue pursuant to a prospectus dated July 2006.

(b)	The notes issued on 1 September 2006 were quoted on ASX under the code “MSTG”.

(c)	The notes issued on 1 September 2006 were, pursuant to a resolution of Note Holders on 31 July 2009, divided into two classes:

(i)	Secured Notes; and

(ii)	Interest Bearing Notes.

(d)	On 29 August 2011, the Maturity Date was extended to 1 March 2012 in accordance with a resolution of Note Holders.

(e)	On or about 12 January 2012, the Maturity Date was extended to 1 March 2015, the conversion price formula in clause 7(d) was amended and various other changes were made to clause 7 in accordance with a resolution of Note Holders.

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3	General terms of issue of Notes

Each Note:

(a)	will have a face value of $0.135;

(b)	must be paid for in full on application; and

(c)	is convertible into Shares in the manner and at the times provided by clause 7.

4	Status

(a)	The Interest Bearing Notes are unsecured obligations of the Company:

(i)	ranking in all respects behind all debts, liabilities or claims with respect to the Secured Notes or other secured creditors;

(ii)	ranking in all respects equally without any preference among themselves;

(iii)	ranking in all respects equally with all unsecured creditors of the Company, excluding unsecured creditors preferred by mandatory provisions of law;

(iv)	ranking ahead of all debts, liabilities or claims expressed by their terms to be subordinated to the Note Holders’ claims with respect to the Interest Bearing Notes; and

(v)	that do not carry a right to vote at a general meeting of the Company, unless provided for by the Listing Rules or the Corporations Act.

(b)	The Secured Notes are secured obligations of the Company:

(i)	ranking in all respects ahead of all debts, liabilities or claims with respect to the Interest Bearing Notes;

(ii)	ranking in all respects equally without any preference among themselves;

(iii)	ranking in all respects ahead of all unsecured creditors of the Company, excluding unsecured creditors preferred by mandatory provisions of law;

(iv)	ranking ahead of all debts, liabilities or claims expressed by their terms to be subordinated to the Note Holders’ claims with respect to the Outstanding Moneys; and

(v)	that do not carry a right to vote at a general meeting of the Company, unless provided for by the Listing Rules or the Corporations Act.

5	Interest

5.1	No interest on Secured Notes

Interest	will not accrue or be paid on the Secured Notes.

5.2	Interest on Interest Bearing Notes

(a)	The Interest Bearing Notes will bear interest which will be calculated at the Interest Rate on the Face Value of each Interest Bearing Note.

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(b)	Interest on each Interest Bearing Note will accrue daily on the basis of a 365 day year from the Issue Date until the Interest Bearing Note is redeemed or converted (as the case may be) in accordance with these Terms.

(c)	Interest will be due and payable in arrears on each Payment Date.

5.3	Record date for interest payment

The record date to identify the holders of Interest Bearing Notes in relation to the payment of interest will be 7 days before the Payment Date unless the Listing Rules require otherwise.

6	Redemption

6.1	Redemption on Maturity Date

Subject to the terms of the Trust Deed and the Deed of Debt Forgiveness, the Company cannot redeem and the Note Holders cannot require redemption of any Notes prior to the Maturity Date. As of the Maturity Date the Notes:

(a)	must be redeemed by the Company; and

(b)	the Company must pay the Note Holder the Face Value of the Notes.

6.2	Redemption on default

On the occurrence of a Default Event, if required by the trustee under the terms of the Trust Deed, the Company must redeem all Notes then on issue by payment to the Note Holder of the Face Value of the Notes together with all accrued but unpaid interest (if applicable) on those Notes on the date of redemption.

7	Conversion

(a)	A Note Holder may elect to convert some or all of their Notes into Shares by giving a Conversion Notice to the Company on any of the following dates (Conversion Date):

(i)	on the first Business Day of each Quarter prior to the Maturity Date;

(ii)	on the Maturity Date; or

(iii)	within 15 Business Days after the date of a Takeover Notice issued by the Company.

(b)	A Note Holder who holds more than 5% of the Notes on issue, may, at any time, elect to convert some or all of their Notes into Shares by giving a Conversion Notice to the Company provided that:

(i)	the Conversion Notice must relate to at least 250,000 Notes; and

(ii)	the Conversion Date will be 7 days after the date of the Conversion Notice.

(c)	The number of Shares that a Note Holder is entitled to receive on conversion of Notes held by it will be determined by dividing the aggregate Face Value of the Notes the subject of the Conversion Notice (expressed in cents) by the Conversion Price (expressed in cents), with any fractional entitlements being rounded down.

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(d)	The Conversion Price is the price equal to the lesser of:

(i)	90% of the average of the five lowest daily VWAPs during the 20 Business Days immediately preceding the Conversion Date, with the resultant number being rounded down to four decimal places; or

(ii)	$0.0105 per Share.

(e)	A Conversion Notice given under this clause is irrevocable.

8	Issue of Shares

(a)	Following receipt of a Conversion Notice, the Company will issue the Shares to which a Note Holder is entitled no later than 14 Business Days after the Conversion Date.

(b)	The Company will procure that a holding statement for the Shares is dispatched to the Note Holder in accordance with the ASTC Settlement Rules.

(c)	The Company will apply for quotation by ASX of the Shares issued on conversion of the Notes within 14 Business Days of the date of the Conversion Date.

(d)	Each Share issued on conversion of a Note will, as from the date of issue, rank equally in all respects with the then issued Shares.

9	Takeover Event

9.1	Occurrence of Takeover Event

The Company will issue a Takeover Notice to Note Holders within 5 Business Days after the occurrence of a Takeover Event.

9.2	Early Conversion Right

Note Holders may, within 15 Business Days of the date of a Takeover Notice issued by the Company under clause 9.1, issue a Conversion Notice.

10	Register of Notes

10.1	Establishing the Register

The Company must keep a Register and enter on the Register:

(a)	the names and addresses of each Note Holder;

(b)	the date of issue or transfer of the Notes;

(c)	the number and class of Notes held by each Note Holder;

(d)	the Face Value of the Notes; and

(e)	as regards Notes no longer on issue, particulars of their redemption by either a Note Holder or the Company or their conversion into Shares.

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10.2	Register available for inspection

(a)	The Register must be open at all reasonable times during business hours for the inspection (for any purpose relating to ownership of the Notes) of any Note Holder or its Legal Personal Representatives or any person authorised in writing by it or them.

(b)	On the request and at the expense of any person inspecting the Register, the Company must provide to the person an extract from the Register as soon as practicable after the making of the request.

10.3	Register conclusive

The Register is conclusive as to the identity of Note Holders, the indebtedness of the Company and the nominal value of such indebtedness to the Note Holders.

10.4	More than three joint Note Holders

Subject to the ASTC Settlement Rules, the Company will not be bound to register more than three persons as the joint holders of any Notes.

10.5	Actions of Joint Note Holders

All of the joint Note Holders in respect of any note, must join in any:

(a)	transfer of the relevant Note;

(b)	application for the replacement of a note certificate which has been lost or destroyed; or

(c)	delivery of a Conversion Notice.

10.6	Property in the Notes

The property in the Notes is to be regarded, for all purposes, as situated at the place where the Register is kept.

10.7	Change of name or address of Note Holders

A Note Holder must promptly notify the Company in writing of any change of name or address or other details, accompanied, in the case of a change of name, by such evidence as the Company may reasonably request and thereupon the Register will be altered accordingly.

10.8	Joint Note Holders, Death, legal disability

(a)	Subject to clauses 10.8(b) and (c), the Company will not, except as ordered by a court of competent jurisdiction or as required by statute, be bound to take notice, or see to the execution, of any trust or equity affecting the ownership of any part of a Note or the rights incidental thereto, and:

(i)	in the case of interest, the receipt by the Note Holder whose name appears on the Register, or by one of such joint Note Holders, of the interest from time to time accruing and due;

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(ii)	in the case of repayment of the Notes, the receipt by the Note Holder whose name appears on the Register, or by one of such joint Note Holders, of the moneys payable; and

(iii)	in the case of a Note Holder electing to convert some or all of their Notes into Shares under clause 7, the issue of Shares to the Note Holder whose name appears on the Register, or to all such joint Note Holders jointly, in accordance with the formula set out in that clause 7, in respect of the Notes which are registered in their name will be a good discharge to the Company notwithstanding any notice it may have, whether express or otherwise, of the right, title or interest of any person to, or in, those Notes or moneys.

(b)	Where a joint Note Holder dies, is placed into liquidation or wound up and the death, liquidation or winding up is notified to the Company, the surviving joint Note Holders will be the only persons recognised by the Company as having any title to, or interest in, the Notes which are or were jointly held.

(c)	The executors and administrators of a deceased Note Holder (not being one of joint Note Holders) will be the only persons recognised by the Company as having any title to, or interest in, its Notes unless and until clause 10.8(d) is given effect to.

(d)	Any person becoming entitled to a Note in consequence of the death, unsoundness of mind, incapacity, bankruptcy or liquidation of any Note Holder or as the survivor of joint Note Holders, may, upon producing such evidence as the Company requires and on compliance with the requirements of law, be registered as the Note Holder.

(e)	Whether in consequence of:

(i)	the death of a Note Holder;

(ii)	the non-payment of any Tax payable by a Note Holder;

(iii)	the non-payment of any stamp or other duty by the Legal Personal Representative of a Note Holder or its estate; or

(iv)	any other act, matter or thing,

any law for the time being of Australia, any State or Territory or any other country or place applicable to the relevant Note or such Note Holder imposes or purports to impose any liability of any nature whatsoever on the Company to make any payments to any government or taxation authority, the Company will, in respect of such liability, be indemnified by such Note Holder and its Legal Personal Representative and any moneys paid by the Company in respect of any such liability may be recovered by action from such Note Holder and its Legal Personal Representative as a debt due to the Company and the Company will, in respect of such moneys, have a lien on the Notes in the name of such Note Holder or its Legal Personal Representative and upon the Face Value and interest payable (if applicable) in respect thereof provided that nothing in this clause 10.8(e) prejudices or affects any right or remedy which any such law may confer or purport to confer on the Company.

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11	Cancellation of Notes

All Notes repaid, redeemed or converted by the Company will automatically be cancelled.

12	Effect of re-organisation

(a)	Subject to clause 12(b), in the event of a reorganisation of the capital of the Company, the rights of the Note Holders will be changed (as appropriate) in accordance with the Listing Rules applying to a reorganisation of capital and convertible securities, at the time of the reorganisation.

(b)	Any change to the rights of the Note Holders must:

(i)	have the effect that the Note Holders do not receive a benefit that the holders of Shares do not receive, except as permitted by the Listing Rules; and

(ii)	not have an effect which is materially prejudicial to the interests of Note Holders.

13	Payments to Note Holders

Any Face Value, interest or other money payable in respect of any Notes will be paid by the Company, unless otherwise agreed by the Note Holder and the Company, by deposit into an account with such Australian bank or other financial institution as nominated by the Note Holder or by cheque drawn in favour of the Note Holder and sent by pre-paid post to the address of the Note Holder on the Register.

14	Transfer of Notes

14.1	Forms of transfer

A Note Holder may transfer any Notes held by the Note Holder by:

(a)	a Proper ASTC Transfer or any other method of transferring or dealing in Notes introduced by ASX or operated in accordance with the ASTC Settlement Rules or Listing Rules and, in any such case, recognised under the Corporations Act; or

(b)	a written instrument of transfer in any form approved by either the Directors or the ASX, that is otherwise permitted by law.

14.2	Registration of transfer

A transferor of Notes remains the owner of the Notes transferred until the transfer is registered and the name of the transferee entered in the Register in respect of the Notes, and the transferee of the Notes on being entered on the Register will have all the rights and obligations which the transferor had and all the rights and obligations of a Note Holder under these Terms and the Trust Deed.

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14.3	Directors to register transfers

Subject to clauses 14.4 and 14.5, the Directors will not refuse to register or fail to register or give effect to a transfer of Notes.

14.4	Refusal to register transfers other than Proper ASTC Transfer

The Directors will refuse to register any transfer of Notes (other than a Proper ASTC Transfer) where the Corporations Act or the Listing Rules require the Company to do so, or the transfer is in breach of the Listing Rules.

14.5	Notice of refusal to register

(a)	Where the Directors refuse to register a transfer of Notes under clause 14.4, the Company will give written notice of the refusal and reasons for the refusal to the transferee and the person who lodged the transfer, if not the transferee, within 10 Business Days after the date on which the transfer was lodged with the Company.

(b)	Failure by the Company to give notice under clause 14.5(a) will not invalidate the refusal to register the transfer in any way.

15	Non-resident Note Holders

15.1	Condition Precedent

(a)	Where Notes are held by, or on behalf of, a person resident outside the Commonwealth of Australia, despite anything to the contrary contained in or implied in these Terms, it is a condition precedent to any right of a Note Holder:

(i)	to receive payment of any moneys in respect of those Notes; or

(ii)	to obtain Shares on conversion of any of those Notes,

that all necessary Authorisations (if any) and other statutory requirements which may then be in existence are obtained at the cost of the Note Holder and satisfied.

(b)	The Company is not required to enquire or satisfy itself that all necessary Authorisations have been obtained and satisfied.

16	Deduction of Taxes

If the Company is obliged to make a deduction in respect of Tax from a payment due to a Note Holder, the Company must:

(a)	promptly pay the amount deducted to the appropriate Governmental Agency;

(b)	if requested by the Note Holder, within 30 days after that request, give to that Note Holder a copy of relevant documentation evidencing the payment; and

(c)	pay the Note Holder the net amount of the payment after making the deduction.

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17	Notices

Any notice, demand, consent or other communication (a Notice) given or made under these Terms:

(a)	must be in writing and signed by a person duly authorised by the sender;

(b)	must either be delivered to the intended recipient by prepaid post (if posted to an address in another country, by registered airmail) or by hand or fax to the address or fax number below or the address or fax number last notified by the intended recipient to the sender:

(i)	to the Company:

Metal Storm Limited

c/- Computershare Investors Services Pty Limited

GPO Box 523

BRISBANE QLD 4001

(ii)	to the Note Holders:

Address, fax number or e-mail address contained in the Register or as otherwise notified to the registry

(iii)	will be taken to be duly given or made:

(A)	in the case of delivery in person, when delivered;

(B)	in the case of delivery by post, two Business Days after the date of posting (if posted to an address in the same country) or seven Business Days after the date of posting (if posted to an address in another country);

(C)	in the case of fax, on receipt by the sender of a transmission control report from the despatching machine showing the relevant number of pages and the correct destination fax machine number or name of recipient and indicating that the transmission has been made without error; and

(D)	in the case of e-mail, when the e-mail enters the computer system of the addressee. A record of that time specified on the e-mail transmission message contained in the computer system is conclusive evidence that the addressee received the e-mail in full at the time specified on the e-mail transmission message, but if the result is that a Notice would be taken to be given or made on a day that is not a Business Day in the place to which the Notice is sent or is later than 4.00pm (local time) it will be taken to have been duly given or made at the commencement of business on the next Business Day in that place.

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18	Waiver and exercise of rights

(a)	A single or partial exercise or waiver by a party of a right relating to these Terms does not prevent any other exercise of that right or the exercise of any other right.

(b)	A party is not liable for any loss, cost or expense of any other party caused or contributed to by the waiver, exercise, attempted exercise, failure to exercise or delay in the exercise of a right.

19	Remedies cumulative

The rights, powers and remedies provided to a party in these Terms are in addition to, and do not exclude or limit, any right, power or remedy provided by law or equity or by any agreement.

20	No merger

The rights and obligations of the parties will not merge on the completion of any transaction contemplated by these Terms. They will survive the execution and delivery of any assignment or other document entered into for the purpose of implementing any such transaction.

21	Governing law

This document and each Note is governed by the laws of Queensland. Each party submits to the non-exclusive jurisdiction of the courts exercising jurisdiction there in connection with matters concerning these Terms.

22	Terms binding on parties and successors

These Terms will enure for the benefit of and be binding on the parties and their respective successors and permitted substitutes and assigns and (where applicable) Legal Personal Representatives.

23	Amendments to the Terms

Subject to complying with all applicable laws, the Company may without approval of the Note Holders amend or add to these Terms as permitted by the Trust Deed.

24	Several liability

Except as otherwise provided in these Terms, the rights and obligations of the Note Holders are separate and independent.

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Schedule 1

Conversion Notice

TO:	Metal Storm Limited ACN 064 270 006
(Company)
FROM:
(Note Holder)
SRN/HIN:

The Note Holder hereby gives notice to convert                  (insert number) Secured Notes and/or                  (insert number) Interest Bearing Notes in its name into ordinary shares of the Company, pursuant to the terms of issue of the Convertible Notes(Terms).

The Note Holder applies for such number of fully paid ordinary shares in the capital of the Company as is equal to the number of ordinary shares that the Note Holder is entitled to upon conversion, as calculated in accordance with the Terms.

The Note Holder agrees to accept the ordinary shares issued to it subject to the constitution of the Company.

Capitalised terms used in this document have the meaning given to them in the Terms.

DATED

Execution by individual:

Signed by	)
)

in the presence of:

Witness

Name of Witness (print)

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Execution by company:

Executed by	)
)

ACN

Company Secretary/Director		Director

Name of Company Secretary/Director (print)		Name of Director (print)

Execution under power of attorney:

Executed by	)
) )
) )
)
by the party’s attorney pursuant to power of attorney dated who states that no notice of revocation of the power of attorney has been received in the presence of:

Witness		Attorney

Name of Witness (print)		Name of Attorney (print)

Note

(a)	Where the Note Holder is a corporation the notice is to be signed by 2 directors or a director and a company secretary of the corporation or by its authorised attorney(s).

(b)	If this notice has been signed by an attorney, the relevant power of attorney, if not already produced to the Company’s registry, must be forwarded with this notice for noting and return.

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Schedule 2

DEFINITION OF ASX VOLUME WEIGHTED AVERAGE PRICE (VWAP) CALCULATION

VWAP = S Trade Value / S Trade Volume

VWAP calculation includes all on-market trades and excludes all off-market trades. Trades without condition codes are included. Trades with condition codes treatment are as follows:

Condition Code	Description	Included	Excluded
AM	ASX Match Facility Trade	✓
BK	Buy Back		✓
BL	Blocked from Transaction Netting	✓
BP	Booking Purposes Only		✓
BV	Book Value Switch		✓
BW	Buy Write		✓
CO	Standard Combination Trade		✓
CT	Combination Trade		✓
DR	Directed Reporting		✓
EC	Exercise of Call		✓
EP	Exercise of Put		✓
LN	Loan		✓
LR	Loan Return		✓
PR	Prompt Re-booking		✓
PS	Prompt Resale		✓
PT	Put Through		✓
ON	Overnight		✓
OS	Overseas		✓
EF	Delivery of Future		✓
FD	Forward Delivery		✓
OD	Overseas Delivery		✓
OR	Overseas Resident		✓
MI	Market Information		✓
SH	Short Trade	✓
SP	Block Special Sale (Special Crossings greater than $1M)		✓
ST	Stabilisation Trade	✓
SX	Special Sale Portfolio		✓
SO	Other Special Sale (ie. Special sales other than ‘SP’, ‘SX’ and ‘SA’)		✓
SA	Special Crossing Sale to complete client order		✓
IB	Index Replicating Special Crossing		✓
VW	VWAP executed trade		✓
XT	Crossed Trade	✓

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Trades without condition codes are classified as on-market. Any combination of Condition Codes including one from the excluded list causes the trade to be excluded from VWAP.

Trades taking place under a different basis of quotation from the main market in a stock (ie. special markets) are excluded.

Trades that are subsequently cancelled are excluded from subsequent VWAP calculations except in special circumstances involving the Block trading market.

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